                                                      Filed pursuant to
                                                      Rule 424(b)(2)
                                                      Registration No. 333-00117


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 19, 1996

                                  $300,000,000

                            COOPER INDUSTRIES, INC.
                         THIRD SERIES MEDIUM-TERM NOTES
              DUE FROM NINE MONTHS TO 15 YEARS FROM DATE OF ISSUE

                            ------------------------

    Cooper Industries, Inc. (the "Company") may offer from time to time its medium-term notes, which are issuable in one or more series. The Company has currently authorized the issuance and sale of up to $300 million aggregate principal amount of its Third Series Medium-Term Notes (the "Notes") offered by this Prospectus Supplement. The Company may from time to time authorize an increase in the aggregate principal amount of Notes to be offered as part of such series. The Notes will be denominated in U.S. dollars. Each Note will mature from nine months to 15 years from its date of issue, as selected by the initial purchaser and agreed to by the Company. If so provided in an accompanying pricing supplement (a "Pricing Supplement") to this Prospectus Supplement, the Notes will be subject to redemption prior to maturity on the terms specified therein.

    Each Note will bear interest at a fixed rate established by the Company at the date of issuance of such Note and indicated in an accompanying Pricing Supplement. Unless otherwise provided in the applicable Pricing Supplement, interest on each Note will accrue from its date of issue and be payable on each March 1 and September 1 and at maturity or upon redemption. See "Description of Notes."

    Each Note will be represented by either a global security (a "Global Security") registered in the name of a nominee of The Depository Trust Company (the "Depository") (each such Note represented by a Global Security being referred to herein as a "Book-Entry Note") or a certificate issued in definitive form (a "Certificated Note"), as set forth in the applicable Pricing Supplement. Beneficial interests in Book-Entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Unless otherwise indicated in the applicable Pricing Supplement, Notes will be issued in minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof. See "Description of Notes."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT, ANY SUPPLEMENT
     HERETO OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE
      CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                       PRICE TO          AGENTS' DISCOUNTS AND
                                      PUBLIC(1)             COMMISSIONS(2)          PROCEEDS TO COMPANY(2)(3)
                                     ------------        ----------------------     -------------------------
Per Note...........................      100%             Not to exceed .600%          Not less than 99.4%
Total..............................  $300,000,000       Not to exceed $1,800,000    Not less than $298,200,000

---------------
(1) Unless otherwise indicated in the applicable Pricing Supplement, the Notes will be sold at 100% of their principal amount.
(2) The Company will pay a commission to an Agent (as defined below), in the form of a discount, not to exceed .600% of the Price to Public of any Note, depending upon maturity, when such Agent places such Note. The Company also may sell Notes to any Agent, as principal, at negotiated discounts, for resale to investors and other purchasers. The Company has agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deduction of expenses payable by the Company, estimated at $260,000.

                            ------------------------

    Offers to purchase Notes are being solicited from time to time by Goldman, Sachs & Co., CS First Boston Corporation, Chase Securities, Inc. and Lehman Brothers, Lehman Brothers Inc. (each an "Agent" and collectively, the "Agents") on behalf of the Company. The Company reserves the right to sell Notes directly on its own behalf in those jurisdictions in which it is authorized to do so. The Agents have agreed to use their best efforts to solicit purchases of the Notes. The Company may sell Notes to the Agents acting as principal for their own account for resale to one or more investors at varying prices related to prevailing market prices at the time of resale or otherwise, to be determined by the applicable Agent. No termination date for the offering has been established. The Company or any Agent may reject any offer in whole or in part. The Notes will not be listed on any securities exchange and there can be no assurance that the Notes offered by this Prospectus will be sold or that there will be a secondary market for the Notes. See "Plan of Distribution."

GOLDMAN, SACHS & CO.
                     CS FIRST BOSTON
                                         CHASE SECURITIES, INC.
                                                          LEHMAN BROTHERS

                            ------------------------

          The date of this Prospectus Supplement is January 26, 1996.

     IN CONNECTION WITH THIS OFFERING, THE AGENTS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES
OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected historical financial data for the Company for each of the five years ended December 31, 1994, and selected unaudited historical financial data for the nine-month periods ended September 30, 1995 and 1994. The historical data for the five full years shown below has been derived from the audited consolidated financial statements of the Company. The historical data for the nine-month periods ended September 30, 1995 and 1994 has been derived from the Company's unaudited consolidated financial statements and includes, in the opinion of the Company's management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. This historical data should be read in conjunction with the consolidated financial statements and notes thereto of the Company incorporated by reference herein.

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,                          YEAR ENDED DECEMBER 31,
                                        ---------------------     ----------------------------------------------------------
                                        1995(1)(2)   1994(1)       1994(1)     1993(1)     1992(1)       1991        1990
                                        ---------   ---------     ---------   ---------   ---------   ----------   ---------
                                                                   (IN MILLIONS WHERE APPLICABLE)
Income Statement Data:
  Revenues............................  $ 3,597.7   $ 3,348.1     $ 4,588.0   $ 4,776.4   $ 4,468.4   $ 4,307.6    $ 4,570.8
                                        ---------   ---------     ---------   ---------   ---------   ----------   ---------
  Income from continuing operations
    before cumulative effect of
    changes in accounting
    principles........................      207.4       207.3         292.8       299.0       239.6       231.2        265.3
  Income from discontinued operations,
    net of taxes......................         --          .3            .3        68.1       121.7       162.0         96.1
  Charge for discontinued
    operations........................     (186.6)     (313.0)       (313.0)         --          --          --           --
  Cumulative effect on prior years of
    changes in accounting
    principles........................         --          --            --          --      (590.0)         --           --
                                        ---------   ---------     ---------   ---------   ---------   ----------   ---------
         Net income (loss)............  $    20.8   $  (105.4)    $   (19.9)  $   367.1   $  (228.7)  $   393.2    $   361.4
                                        =========   =========     =========   =========   =========   =========    =========
Per Common Share Data:
  Primary --
    Income from continuing operations
      before cumulative effect of
      changes in accounting
      principles......................  $    1.83   $    1.47     $    2.10   $    2.15   $    1.64   $    1.60    $    1.94
    Income (loss) from discontinued
      operations......................      (1.65)      (2.74)        (2.74)        .60        1.07        1.44          .87
    Cumulative effect on prior years
      of changes in accounting
      principles......................         --          --            --          --       (5.19)         --           --
                                        ---------   ---------     ---------   ---------   ---------   ----------   ---------
         Net income (loss)............  $     .18   $   (1.27)    $    (.64)  $    2.75   $   (2.48)  $    3.04    $    2.81
                                        =========   =========     =========   =========   =========   =========    =========
  Fully diluted --
    Income from continuing operations
      before cumulative effect of
      changes in accounting
      principles......................  $    1.76   $    1.47     $    2.10   $    2.15   $    1.64   $    1.60    $    1.94
                                        =========   =========     =========   =========   =========   =========    =========
    Net income (loss).................  $     .18   $   (1.27)    $    (.64)  $    2.75   $   (2.48)  $    3.01    $    2.81
                                        =========   =========     =========   =========   =========   =========    =========
  Cash dividends......................  $     .99   $     .99     $    1.32   $    1.32   $    1.24   $    1.16    $    1.08
  Book value..........................      15.40       16.71         17.50       19.76       18.63       22.93        21.23
Balance Sheet Data (at the end of
  period):
  Total assets........................  $ 5,776.1   $ 6,064.4     $ 6,400.7   $ 6,361.7   $ 6,551.4   $ 5,951.1    $ 6,019.1
  Long-term debt......................    1,882.0     1,254.6       1,361.9       883.4     1,369.8     1,033.3      1,238.5
  Stockholders' equity................    1,660.4     2,694.1       2,741.1     3,009.6     2,862.6     3,319.0      3,042.0

---------------
(1) Includes the results of Moog Automotive Group, Inc., which was acquired effective October 1, 1992 from IFINT S.A. This transaction was accounted for as a purchase.
(2) Includes the results of Abex Friction Products, which was acquired effective December 30, 1994 from Abex, Inc. This transaction was accounted for as a purchase.

                              DESCRIPTION OF NOTES

     The Notes offered hereby will be issued under the Indenture dated as of January 15, 1990, referred to in the accompanying Prospectus (such Indenture, as amended by the Trust Indenture Reform Act of 1990, the "Indenture") between the Company and The Chase Manhattan Bank (National Association), as Trustee (the "Trustee"). The summary contained herein of certain provisions of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture and the form of Notes, which have been filed with the Securities and Exchange Commission as exhibits to the Current Reports of the Company on Form 8-K dated September 25, 1991 and January 26, 1996, respectively.

     The Notes are referred to in the accompanying Prospectus as the "Offered Debt Securities." The following description of the particular terms of the Notes offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Offered Debt Securities set forth under the heading "Description of the Debt Securities" in the accompanying Prospectus, to which description reference is hereby made.

     Except as otherwise defined herein, capitalized terms set forth below have the meanings specified in the Indenture or the Notes. Currency amounts in this Prospectus Supplement, the accompanying Prospectus and any Pricing Supplement are stated in U.S. dollars.

GENERAL

     The Notes constitute a single series for purposes of the Indenture and are currently limited to an aggregate principal amount of $300,000,000. The foregoing limit, however, may be increased by the Company if in the future it determines that it may wish to sell additional Notes. The Company may from time to time sell additional series of Debt Securities (as defined in the accompanying Prospectus), including additional series of medium-term notes.

     The Notes are offered on a continuing basis and will mature on any day (whether or not a Business Day) from nine months to 15 years from their date of issue, as selected by the initial purchaser and agreed to by the Company, but may be subject to redemption prior to maturity as set forth under "Redemption" below. "Business Day" means any day that is not a Saturday or Sunday and that, in New York, New York, is not a day on which banking institutions are authorized by law to close.

     Each Note will be issued initially as either a Book-Entry Note (evidenced by a Global Security) or as a Certificated Note (evidenced by a certificate registered in the name of the registered holder). Except as set forth under "Book-Entry System" below, Book-Entry Notes will not be issuable in definitive form. Notes will be denominated in U.S. dollars and will be issued in denominations of $100,000 and integral multiples of $1,000 in excess thereof.

     The Notes may be presented for payment of principal and interest, transfer of the Notes will be registrable and the Notes will be exchangeable at the agency in New York, New York, maintained by the Company for such purpose; provided that Book-Entry Notes will be transferable and exchangeable only in the manner and to the extent set forth under "Book-Entry System" below. On the date hereof, the agent for the payment, transfer and exchange of the Notes (the "Paying Agent") is The Chase Manhattan Bank (National Association), acting through its corporate trust office at 4 Chase MetroTech Center, Brooklyn, New York 11245.

     The Pricing Supplement relating to each Note will describe the following terms: (i) the price (expressed as a percentage of the aggregate principal amount thereof) at which such Note will be issued and sold, if other than 100%;
(ii) the date on which such Note will be issued; (iii) the date on which such Note will mature; (iv) the rate per annum at which such Note will bear interest;
(v) whether such Note may be redeemed prior to maturity and, if so, the provisions relating to such redemption; (vi) whether such Note will be issued initially as a Book-Entry Note or a Certificated Note; and (vii) any other terms of such Note not inconsistent with the provisions of the Indenture.

INTEREST AND INTEREST RATES

     Each Note will bear interest from its date of issue or from the most recent Interest Payment Date (hereinafter defined) to which interest on such Note has been paid or duly provided for, at a fixed rate per annum stated therein and in the applicable Pricing Supplement, until the principal thereof is paid or made available for payment. Interest will be computed on the basis of a 360-day year of twelve 30-day months, and, unless otherwise specified in the applicable Pricing Supplement, will be payable on March 1 and September 1 of each year (each an "Interest Payment Date") and at maturity or upon redemption. If any Interest Payment Date (including the date of maturity or any earlier redemption date) for any Note would fall on a day which is not a Business Day, interest payments will be postponed to the next day that is a Business Day, and no interest will accrue for the period from and after the Interest Payment Date.

     Interest will be payable to the persons in whose names the Notes are registered in the Debt Security register at the close of business on the date 15 calendar days prior to the Interest Payment Date (whether or not a Business Day) (each such date, a "Regular Record Date"); provided, however, that interest payable at maturity or upon redemption will be payable to the person to whom principal shall be payable. Notwithstanding the foregoing, the first payment of interest on any Note originally issued between a Regular Record Date and the next succeeding Interest Payment Date will be made on the Interest Payment Date following the next succeeding Regular Record Date to the registered holder on such next succeeding Regular Record Date.

     If any Notes are issued at an original issue discount for federal income tax purposes, the related Pricing Supplement will set forth special federal income tax considerations applicable thereto.

     Interest payments will include accrued interest from the date of issue or from the last date in respect of which interest has been paid, as the case may be, to, but excluding, the Interest Payment Date.

     Interest rates on Notes offered for sale are subject to change without notice by the Company from time to time, but no such change will affect any Note theretofore issued or as to which an offer to purchase has been accepted by the Company.

REDEMPTION

     Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be redeemable prior to their maturity. If so specified in the applicable Pricing Supplement with respect to a Note, such Note will be redeemable on or after the date set forth in such Pricing Supplement, either in whole or from time to time in part, at the option of the Company, at the redemption price set forth in such Pricing Supplement, together with interest accrued thereon to the date of redemption, on notice given not more than 60 nor less than 30 days prior to the date of redemption.

REPURCHASE

     The Company may at any time purchase Notes at any price in the open market or otherwise. Notes so purchased by the Company may, at the discretion of the Company, be held or resold or surrendered to the Trustee for cancellation.

DEFEASANCE

     The Notes will be subject to defeasance as described under "Description of the Debt Securities -- Defeasance" in the accompanying Prospectus.

PAYMENTS

     Payments of principal, premium, if any, and interest due with respect to any Certificated Note at maturity or upon redemption will be made in immediately available funds upon surrender of the Note at the office of the Paying Agent in New York, New York, provided that the Note is presented to the Paying Agent in time for the Paying Agent to make such payments in such funds in accordance with its normal procedures. Interest payable with respect to a Certificated Note (other than interest payable at maturity or upon redemption) will be paid by check mailed to the address of the registered holder as of the original issue date or the Regular Record Date, as the case may be. Notwithstanding the foregoing, a registered holder of $5,000,000 or more in aggregate principal amount of Certificated Notes having the same Interest Payment Date will, upon written request to the Paying Agent not later than 15 days prior to the Interest Payment Date, be entitled to receive payments of interest thereon (other than at maturity or upon redemption) by wire transfer of immediately available funds to an account maintained by such registered holder with a bank located in the United States.

     The total amount of any principal, premium, if any, and interest due on any Global Security representing one or more Book-Entry Notes on any Interest Payment Date or at maturity or redemption will be made available to the Paying Agent on such date; provided, however, if such date falls on a day which is not a Business Day, such amount will be made available on the next Business Day. As soon as possible thereafter, the Paying Agent will make such payments to the Depository. The Depository will allocate such payments to each Book-Entry Note represented by such Global Security and will make payments to the owners or holders thereof in accordance with its existing operating procedures. See "Book-Entry System."

BOOK-ENTRY SYSTEM

     Upon issuance, all Book-Entry Notes aggregating up to $200 million principal amount and having the same original issuance date, interest rate, maturity and redemption provisions, if any, will be represented by a single Global Security. Each Global Security representing one or more Book-Entry Notes will be deposited with, or on behalf of, the Depository, and registered in the name of a nominee of the Depository. Upon the issuance of a Global Security, the Depository will credit, on its book-entry registration and transfer system, the principal amounts of the Book-Entry Notes represented by such Global Security to the accounts of those institutions that have accounts with the Depository and have purchased such Book-Entry Notes ("Participants"). The accounts to be credited shall be designated by the Agents, if such Book-Entry Notes are sold by them, or by the Company, if such Book-Entry Notes are sold directly by the Company. Ownership of beneficial interests in such Global Securities will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository or its nominee for such Global Security (with respect to Participants' interests) or by Participants (with respect to persons that hold through Participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in Global Securities.

     So long as the Depository, or its nominee, is the registered holder of a Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or registered holder of the Book-Entry Notes represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in any such Global Security will not be entitled to have Book-Entry Notes of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Book-Entry Notes of such series in definitive form and will not be considered the registered holders thereof under the Indenture. For a description of certain of the rights of registered holders under the Indenture, see "Description of the Debt Securities -- Events of Default" and
"-- Modification of the Indenture" in the accompanying Prospectus.

     Principal, premium, if any, and interest payments on Book-Entry Notes registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered holder of the Global Security representing such Book-Entry Notes. None of the Company, the Trustee, any paying agent or the registrar for such Book-Entry Notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for such Book-Entry Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository, upon receipt of any payment of principal, premium or interest in respect of a Global Security, will credit Participants' accounts immediately with amounts thereof proportionate to their beneficial interests in the principal amount of such Global Security as shown on the records of such Depository. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", which payments will be the sole responsibility of such Participants. The Company has, however, no control over the practices of the Depository or the Participants and there can be no assurance that these practices will not be changed.

     A Global Security may not be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor of such Depository or a nominee of such successor. If the Depository is at any time unwilling or unable to continue as Depository or if at any time the Depository ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in either event, the Company is unable to arrange for a qualified successor, then the Company will issue Certificated Notes in definitive form in exchange for the Global Security representing such Book-Entry Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Book-Entry Notes represented by one or more Global Securities and, in such event, will issue Certificated Notes in definitive form in exchange for all Global Securities representing such Book-Entry Notes. Moreover, if there shall have occurred and be continuing an Event of Default, or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to any Book-Entry Notes represented by one or more Global Securities, such Global Securities shall be exchangeable for Certificated Notes in definitive form.

     The Depository has advised the Company and the Agents as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of its Participants and to facilitate the clearance and settlement of securities transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Depository's Participants include securities brokers and dealers (including the Agents), banks (including the Trustee), trust companies, clearing corporations and certain other organizations, some of whom (or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

                              PLAN OF DISTRIBUTION

     Under the terms of a Distribution Agreement between the Agents and the Company, dated January 26, 1996, the Notes are being offered on a continuing basis by the Company through the Agents, each of which has agreed to use its best efforts to solicit offers to purchase the Notes. The Company also may sell Notes to any of the Agents or any other person, as principal, for resale by such Agent or person at varying prices as will be determined by such Agent or person at the time of such resale, which prices may be higher or lower than the price to the public set forth herein. Unless otherwise agreed by the Company and the Agents, the Company will have the sole right to accept offers to purchase Notes and may reject any proposed purchase of Notes in whole or in part. Each Agent will have the right, in its reasonable discretion, to reject any offer to purchase Notes received by it, in whole or in part. The Company will pay each Agent a commission, in connection with sales of Notes to purchasers solicited by such Agent, not to exceed .600% of the purchase price of Notes so sold, depending upon the maturity of the Notes. The Company reserves the right to sell Notes from time to time directly on its own behalf to investors or through other agents, dealers or underwriters; if the Company grants any discount or pays any commission to such persons, such discount or commission will be disclosed in the applicable Pricing Supplement. No commission will be payable on any Notes sold directly by the Company.

     Unless otherwise specified in the applicable Pricing Supplement, payment of the purchase price of Notes acquired through an Agent acting as agent is required to be made in immediately available funds in New York, New York.

     Any Agent, when acting as agent or principal, may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in respect of the Notes. The Company has agreed to indemnify each Agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments such Agent may be required to make in respect thereof. The Company has agreed to reimburse the Agents for certain expenses, including fees and disbursements of counsel to the Agents.

     The Company has been advised by the Agents that they may from time to time make a market in the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. Further, the Agents may from time to time purchase and sell Notes in the secondary market, but they are not obligated to do so. No assurance can be given as to the liquidity of any trading market for the Notes.

     In addition to offering Notes as described herein, the Company may also sell other Debt Securities pursuant to any other prospectus supplement. Any sales of such other Debt Securities pursuant to another prospectus supplement may reduce the principal amount of Notes which may be offered by this Prospectus Supplement and the Prospectus.

     Certain of the Agents and their affiliates have from time to time provided investment banking and commercial banking services to the Company for which services such Agents and their affiliates have received customary fees and commissions.

PROSPECTUS

                            COOPER INDUSTRIES, INC.

                                DEBT SECURITIES

     Cooper Industries, Inc. (the "Company") intends to issue, from time to time, debt securities ("Debt Securities") from which the Company will receive up to an aggregate of $300,000,000 in proceeds. The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium or with an original issue discount. Each series of Debt Securities will be offered on terms to be determined at the time of sale. When a particular series of Debt Securities is offered (the "Offered Debt Securities"), a supplement to this Prospectus (the "Prospectus Supplement") will be delivered with this Prospectus setting forth with respect to such Offered Debt Securities: the designation and principal amount offered; the rate and time of payment of interest, if any; the authorized denominations; the maturity or maturities; the terms for a sinking, purchase or analogous fund, if any; the terms for redemption or early repayment, if any; the purchase price and the other specific terms of the Offered Debt Securities and of the offering; and any listing on a securities exchange.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.     ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     The Debt Securities may be sold (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate;
(ii) through agents or dealers designated from time to time; or (iii) directly to purchasers. The names of any underwriters or agents of the Company involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered and any applicable commissions or discounts are set forth in the Prospectus Supplement. The net proceeds to the Company from such sale are also set forth in the Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for any such underwriters and agents.

                THE DATE OF THIS PROSPECTUS IS JANUARY 19, 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued under this Prospectus. This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Debt Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act and are incorporated herein by reference and made a part of this Prospectus: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (ii) Annual Report on Form 10-K/A for the fiscal year ended December 31, 1994; (iii) Proxy Statement dated March 17, 1995 for the 1995 Annual Meeting of Shareholders; (iv) Current Report on Form 8-K dated April 28, 1995; (v) Quarterly Report on Form 10-Q for the quarter ended March 31, 1995 dated May 12, 1995; (vi) Current Report on Form 8-K dated July 14, 1995; (vii) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 dated August 14, 1995; and (viii) Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 dated November 13, 1995.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Debt Securities hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to the principal executive office of Cooper Industries, Inc., Suite 4000, First City Tower, 1001 Fannin, Houston, Texas 77002, Attention: Corporate Secretary, telephone number (713) 739-5400.

                                  THE COMPANY

     The Company, which was incorporated in Ohio in 1919, is a diversified, worldwide manufacturing company doing business in three primary business segments: Electrical Products, Automotive Products and Tools & Hardware. The Company has over 125 manufacturing facilities and approximately 39,700 employees in the United States and more than 23 foreign countries.

ELECTRICAL PRODUCTS SEGMENT

     The Electrical Products segment manufactures and markets electrical and circuit protection products for use in residential, commercial and industrial construction, maintenance and repair applications. In addition, the segment produces and markets products for use by utilities and industries for primary electrical power transmission and distribution. Some of the major products include Buss(R) and Edison(R) fuses; Crouse-Hinds(R) electrical construction materials; Crouse-Hinds(R), Fail-Safe(TM), Halo(R) and Metalux(R) lighting fixtures; Kyle(R) distribution switchgear and McGraw-Edison(TM) and RTE(R) power and distribution transformers and related products.

AUTOMOTIVE PRODUCTS SEGMENT

     The Automotive Products segment manufactures and distributes spark plugs, brake components, wiper blades, lighting products, heating and air conditioning parts, steering and suspension components and other products for use by the automotive aftermarket and in automobile assemblies. Products include Abex(R), Lee(TM), Gibson(R) and Wagner(R) brake components; Anco(R) windshield wiper products, automotive wire and cable; Champion(R) spark plugs and igniters; Everco(R) and Murray(R) heating and air conditioning parts; Moog(R) steering and suspension products; Precision(R) universal joint products; and Wagner(R) and Zanxx(R) lighting products.

TOOLS & HARDWARE SEGMENT

     The Tools & Hardware segment produces and markets tools and hardware items for use in residential, commercial and industrial construction, maintenance and repair applications, and for other general industrial and consumer uses. Some of the well-known products include Campbell(R) chain; Crescent(R) wrenches; Diamond(R) horseshoes and farrier tools; Lufkin(R) measuring tapes; Nicholson(R) files and saws; Plumb(R) hammers; Weller(R) soldering equipment; Wiss(R) scissors; Xcelite(R) screwdrivers; Buckeye(R), DGD(TM) and Dotco(R) power tools; and Kirsch(R) drapery hardware and custom window coverings.

RECENT DEVELOPMENTS

     On June 30, 1995 the Company distributed 85.5 percent (21,375,000 shares) of the common stock of its wholly-owned subsidiary Cooper Cameron Corporation ("Cooper Cameron") in exchange for 9,500,000 shares of the Company's common stock pursuant to an offer made to the Company's shareholders to exchange 2.25 shares of common stock of Cooper Cameron for each share of the Company's common stock tendered, up to a maximum of 9,500,000 shares of the Company's common stock. The Company retained 14.5 percent (3,625,000 shares) of the common stock of Cooper Cameron. Cooper Cameron was incorporated in Delaware on November 10, 1994. As of January 1, 1995, the Company transferred to Cooper Cameron the businesses that comprised the Company's former Petroleum & Industrial Equipment segment at September 30, 1994. These businesses included the Cooper Oil Tool, Cooper Energy Services, Cooper Turbocompressor and Wheeling Machine Products operations of the Company.

     In December 1995, the Company issued $222.75 million of 6.0% Exchangeable Notes due January 1, 1999 ("DECS"). At maturity, the DECS are mandatorily exchangeable into shares of Wyman-Gordon Company common stock or, at the Company's option, cash in lieu of shares. The number of shares or the amount of cash will be based on the average market value of Wyman-Gordon common stock on the 20 trading days prior to maturity (the "WGC Maturity Price"). If the WGC Maturity Price is greater than or equal to $15.66 per share, the DECS will be exchangeable at maturity into 14.2 million shares of Wyman-Gordon common stock. If the WGC Maturity Price is less than or equal to $13.50 per share, the DECS will be exchangeable at maturity into 16.5 million shares of Wyman-Gordon common stock. If the WGC Maturity

Price is between $13.50 and $15.66 per share, the DECS will be exchangeable for a number of shares of Wyman-Gordon common stock between 14.2 million and 16.5 million, based on an exchange ratio. If the DECS are redeemed for cash, the amount of cash will be equal to the number of Wyman-Gordon shares exchangeable under the terms of the DECS times the WGC Maturity Price. The Company presently owns 16.5 million shares of Wyman-Gordon common stock, which were received by the Company in 1994 in connection with the sale of its Cameron Forged Products Company to Wyman-Gordon.

     On December 31, 1995, the Company acquired from Asea Brown Boveri AG its explosion-proof products and emergency and security lighting products operations. The purchase price of DEM 235 million (or approximately $163 million based on an exchange rate of 1.4391 Deutsche Marks per U.S. Dollar) was paid on January 5, 1996. The acquisition will be accounted for using the purchase method of accounting.

     The Company's principal executive offices are located at 1001 Fannin, Suite 4000, Houston, Texas 77002 (Telephone: (713) 739-5400).

     For additional information with respect to the Company, see the documents specified under "Incorporation of Certain Documents by Reference."

                                USE OF PROCEEDS

     Except as otherwise set forth in the Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Debt Securities will be used to reduce short-term and other indebtedness, to finance the Company's operations and for other general corporate purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for the five years ended December 31, 1994 and for the nine-month periods ended September 30, 1995 and September 30, 1994. The ratio of earnings to fixed charges has been calculated by dividing fixed charges into the sum of earnings before income tax expense and fixed charges. Fixed charges consist of interest costs and estimated interest in rentals.

   NINE MONTHS ENDED
      SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
-----------------------     ------------------------------------------
1995(1)(2)(3)   1994(1)     1994(1)   1993(1)   1992(1)   1991    1990
-------------   -------     -------   -------   -------   ----    ----
    3.8x          6.4x       6.4x      6.0x      4.6x     3.8x    3.4x

 ---------------

(1) Includes the results of Moog Automotive Group, Inc., which was acquired effective October 1, 1992 from IFINT S.A. This transaction was accounted for as a purchase.

(2) Includes the results of Abex Friction Products, which was acquired effective December 30, 1994 from Abex, Inc. This transaction was accounted for as a purchase.

(3) Effective January 1, 1995, the Company exchanged its outstanding $1.60 Convertible Exchangeable Preferred stock for $691.2 million of 7.05% Convertible Subordinated Debentures due 2015. The exchange increased after tax cash flows by approximately $20 million annually, but also increased interest expense included in fixed charges by approximately $49 million annually, resulting in a significant reduction in the ratio of earnings to fixed charges.

                       DESCRIPTION OF THE DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions do not apply to such Offered Debt Securities will be described in the Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities are to be issued under an Indenture, dated as of January 15, 1990, as amended by the Trust Indenture Reform Act of 1990 (as so amended, the "Indenture"), between the Company and The Chase Manhattan Bank (National Association), as Trustee (the "Trustee"), a form of which Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular provisions or defined terms of the Indenture are referred to in this Prospectus or the Prospectus Supplement, such provisions or defined terms are incorporated herein by reference.

GENERAL

     The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company, unless the Company is required to secure the Debt Securities pursuant to the covenant described below under "Covenants -- Limitations on Secured Indebtedness." The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder.

     The Debt Securities may be issued in one or more series with the same or various maturities at par, at a premium or at a discount. Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities") will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Pricing Supplement relating thereto.

     Unless otherwise set forth in the Prospectus Supplement, the Debt Securities will not contain any provisions which may afford holders of the Debt Securities protection in the event of a change in control of the Company or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control of the Company).

     Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the following terms, when applicable, of the Offered Debt Securities: (i) the designation, aggregate principal amount and authorized denominations of the Offered Debt Securities:
(ii) the percentage of their principal amount at which such Offered Debt Securities will be issued; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the rate or rates (which may fixed or variable) per annum at which the Offered Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates from which such interest, if any, will accrue and the times at which such interest will be payable; (vi) provisions for a sinking, purchase or other analogous fund, if any; (vii) if applicable, the date after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at the option of the Company or the holder thereof; (viii) the principal amount of the Offered Debt Securities which are Original Issue Discount Securities payable upon declaration of acceleration of the maturity of the Offered Debt Securities; (ix) any modifications of the Events of Default, covenants of the Company or defeasance provisions contained in the Indenture pertaining to the Offered Debt Securities; and (x) any other terms of the Offered Debt Securities. Unless otherwise indicated in the Prospectus Supplement relating thereto, principal of and premium, if any, and interest, if any, on the Debt Securities initially will be payable and the Debt Securities will be exchangeable and transfers thereof will be registrable, subject to the limitations provided in the Indenture, at the office of the Trustee in New York, New York, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears on the register of holders of Debt Securities. (Sections 2.05, 5.02, and Debt Securities)

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued only in fully registered form without coupons in denominations of $1,000 or any integral multiple thereof. (Section 2.03) No service charge will be made for any transfer or exchange of such Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.05)

COVENANTS

     The Indenture contains the covenants generally summarized below, which unless otherwise indicated in the Prospectus Supplement are applicable so long as any of the Debt Securities are outstanding. If indicated in the Prospectus Supplement, any of the following covenants may be deleted or modified from that summarized below and additional covenants may be included with respect to the Debt Securities offered by such Prospectus Supplement.

     Limitations on Secured Indebtedness. Neither the Company nor any Restricted Subsidiary (as defined below) will create, assume, guarantee, or incur any Secured Indebtedness (as defined below), unless immediately thereafter the aggregate amount of all Secured Indebtedness (exclusive of certain types of permitted Secured Indebtedness generally described below), together with the discounted present value of all rentals (not otherwise excluded from the limitations on Sale and Leaseback Transactions (as defined below) as described under "Covenants -- Limitations on Sale and Leaseback Transactions") due in respect of Sale and Leaseback Transactions would not exceed ten percent (10%) of Shareholders' Equity (as defined below). However, this limitation does not apply to Secured Indebtedness in respect of: (a) any Lien (as defined below) on property as to which the Debt Securities are equally and ratably secured with (or, at the option of the Company, prior to) such Secured Indebtedness, (b) Liens on property (including shares or Indebtedness) which is not a Principal Property (as defined below), (c) Liens on property (including shares or Indebtedness) of any corporation existing at the time such corporation becomes a Restricted Subsidiary, (d) Liens on property (including shares or Indebtedness) existing at the time of acquisition of such property by the Company or a Restricted Subsidiary, (e) Liens to secure the payment of all or any part of the purchase price of property (including shares or Indebtedness) created upon the acquisition of such property by the Company or a Restricted Subsidiary, and Liens to secure any Secured Indebtedness incurred by the Company or a Restricted Subsidiary, and Liens to secure any Secured Indebtedness incurred by the Company or a Restricted Subsidiary prior to, at the time of, or within one (1) year after the later of the acquisition, the completion of construction (including any improvements, alterations or repairs to existing property) or the commencement of commercial operation of such property, which Secured Indebtedness is incurred for the purpose of financing all or any part of the purchase price thereof or construction of improvements, alterations or repairs thereon, (f) Liens securing Secured Indebtedness of any Restricted Subsidiary owing to the Company or to another Restricted Subsidiary, (g) Liens on property of a corporation existing at the time such corporation is merged or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, (h) Liens on property of the Company or a Restricted Subsidiary in favor of governmental authorities or any trustee or mortgagee acting on behalf, or for the benefit, of any such governmental authorities to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens, and any other Liens incurred or assumed in connection with the issuance of industrial revenue bonds or private activity bonds the interest of which is exempt from Federal income taxation pursuant to Section 103(b) of the Internal Revenue Code of 1986, as amended, (i) Liens existing on the first date on which a Debt Security is authenticated by the Trustee under the Indenture, and (j) any extension, renewal or replacement of any Lien referred to in clauses (a) through
(i) of this paragraph. (Section 5.05)

     Limitations on Sale and Leaseback Transactions. Neither the Company nor any Restricted Subsidiary may enter into any Sale and Leaseback Transaction (as defined below) covering any Principal Property of the Company or any Restricted Subsidiary unless (A) immediately thereafter the sum of (i) the discounted present value of all rentals (determined in accordance with a method of discounting which is consistent with generally accepted accounting principles) due pursuant to the proposed Sale and Leaseback Transaction and all Sale and Leaseback Transactions entered into after the first date on which a Debt Security is authenticated by the Trustee under the Indenture (except any Sale and Leaseback Transaction of a Restricted Subsidiary entered into prior to the time such Restricted Subsidiary became a Restricted Subsidiary or entered into by a corporation prior to the time such corporation merged or consolidated with the Company or a Restricted Subsidiary or prior to the time of a sale, lease or other disposition of the properties of such corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary) and (ii) the aggregate amount of all Secured Indebtedness (exclusive of Secured Indebtedness permitted by clauses (a) through (j) of the second sentence under "Limitation on Secured Indebtedness" above) does not exceed ten percent (10%) of Shareholders' Equity or (B) an amount equal to the greater of
(i) the net proceeds of the sale of property leased pursuant to the Sale and Leaseback Transaction or (ii) the fair market value of the property so leased (in the case of clause (i) or (ii), after repayment of, or otherwise taking into account, as the case may be, the amount of any Secured Indebtedness secured by a Lien encumbering such property which Secured Indebtedness existed immediately prior to such Sale and Leaseback Transaction), is applied within one (1) year to the retirement of Funded Debt (as defined below). There is excluded from such limitation any Sale and Leaseback Transaction (x) entered into in connection with the issuance of industrial revenue or private activity bonds the interest of which is exempt from Federal income taxation pursuant to Section 103(b) of the Internal Revenue Code of 1986, as amended and (y) if the Company or a Restricted Subsidiary applies an amount equal to the net proceeds (after repayment of any Secured Indebtedness encumbering such Principal Property which Secured Indebtedness existed immediately before such Sale and Leaseback Transaction) of the sale or transfer of the Principal Property leased pursuant to such Sale and Leaseback Transaction to investment in another Principal Property within one (1) year prior or subsequent to such sale or transfer. (Section 5.06)

     Limitations on Merger, Consolidation and Certain Sales of Assets. The Company will not merge into or consolidate with or convey or transfer its properties substantially as an entirety to, any person unless (a) the successor corporation is a corporation organized and existing under the laws of the United States of America or any State or the District of Columbia, (b) the successor corporation assumes on the same terms and conditions the Debt Securities and (c) there is no Event of Default under the Indenture. (Section 12.01)

     Certain Definitions. The following summarize the definitions of the terms set forth below. (Section 1.01)

     "Board of Directors" means the Board of Directors of the Company or any committee of such Board or any committee of officers of the Company duly authorized by the Board of Directors to take any action under the Indenture.

     "Funded Debt" means (a) any Indebtedness maturing by its terms more than one (1) year from the date of the issuance thereof, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one
(1) year from the date of the original issuance thereof, excluding any portion of Indebtedness which is included in current liabilities and (b) any Indebtedness which may be payable from the proceeds of Funded Debt as defined in clause (a) hereof pursuant to the terms of such Funded Debt.

     "Indebtedness" means with respect to any corporation all indebtedness for money borrowed which is created, assumed, incurred or guaranteed in any manner by such corporation or for which such corporation is otherwise responsible or liable.

     "Lien" means any mortgage, pledge, security interest, lien, charge or other encumbrance.

     "Principal Property" means (A) any manufacturing plant located in the continental United States, or manufacturing equipment located in any such manufacturing plant (together with the land on which such plant is erected and fixtures comprising a part thereof), owned or leased on the first date on which a Debt Security is authenticated by the Trustee under the Indenture, or thereafter acquired or leased by the Company or any Restricted Subsidiary, other than (i) any property which the Board of Directors determines is not of material importance to the total business conducted, or assets owned, by the Company and its Subsidiaries as an entirety or (ii) any portion of any such property which the Board of Directors determines not to be of material importance to the use or operation of such property and (B) any shares or Indebtedness issued by any Restricted Subsidiary. Manufacturing plant does not include any plant in which the aggregate interest of the Company and its Restricted Subsidiaries does not exceed fifty percent (50%). Manufacturing equipment means manufacturing equipment in such manufacturing plants used directly in the production of the Company's or any Restricted Subsidiary's products and does not include office equipment, computer equipment, rolling stock and other equipment not directly used in the production of the Company's or any Restricted Subsidiary's products.

     "Restricted Subsidiary" means any Subsidiary substantially all the property of which is located in the continental United States, other than (i) a Subsidiary primarily engaged in financing, including, without limitation, lending on the security of, purchasing or discounting (with or without recourse) receivables, leases, obligations or other claims arising from or in connection with the purchase or sale of products or services; (ii) a Subsidiary primarily engaged in leasing or insurance; or (iii) a Subsidiary primarily engaged in financing the Company's operations outside the continental United States.

     "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property of the Company or any Restricted Subsidiary whether such property is now owned or hereafter acquired (except for leases for a term of not more than three (3) years, except for leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries and except for leases of property executed prior to, at the time of, or within one (1) year after the later of, the acquisition, the completion of construction, including any improvements or alterations on real property, or the commencement of commercial operation of such property), which Principal Property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

     "Secured Indebtedness" of any corporation means Indebtedness secured by any Lien upon property (including shares or Indebtedness issued by any Restricted Subsidiary) owned by the Company or any Restricted Subsidiary.

     "Shareholders' Equity" means the total assets calculated from a consolidated balance sheet of the Company, prepared in accordance with generally accepted accounting principles, less total liabilities shown on such balance sheet.

     "Subsidiary" means any corporation a majority of the voting shares of which are at the time owned or controlled, directly or indirectly, by the Company or by one or more Subsidiaries, or by the Company and one or more Subsidiaries and which is consolidated in the Company's latest consolidated financial statements filed with the Securities and Exchange Commission or provided generally to the Company's shareholders.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to Debt Securities of any series: (i) default for thirty (30) days in payment of any interest installment when due; (ii) default in payment of principal of, or premium, if any, on any of the Debt Securities of such series when due at its stated maturity, when called for redemption, by declaration or otherwise; (iii) default in the making of any payment for a sinking, purchase or analogous fund provided for in respect of such series and continuance of such default for a period of thirty (30) days; (iv) default in the performance of any other covenant in the Indenture with respect to Debt Securities of such series for ninety (90) days after notice to the Company by the Trustee or by holders of twenty-five percent (25%) in principal amount of the outstanding Debt Securities of such series; and (v) certain events of bankruptcy, insolvency and reorganization. Notwithstanding the foregoing, if indicated in the Prospectus Supplement relating to a series of Debt Securities, any of the foregoing Events of Default may be deleted or modified from that summarized above and additional Events of Default may be included with respect to such Debt Securities. Except as otherwise indicated in the Prospectus Supplement, no Event of Default with respect to a single series of Debt Securities constitutes an Event of Default with respect to any other series of Debt Securities. If an Event of Default described above occurs and is continuing with respect to any series, either the Trustee or the holders of not less than twenty-five percent (25%) in aggregate principal amount of the Debt Securities of such series then outstanding (voting separately as a series unless otherwise indicated in the Prospectus Supplement) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately. (Section 7.01)

     In certain cases, the holders of a majority in principal amount of the outstanding Debt Securities of a series may on behalf of the holders of all Debt Securities of such series waive any past default or Event of Default with respect to the Debt Securities of such series or compliance with certain provisions of the

Indenture, except, among other things, a default not theretofore cured in payment of the principal of, or premium, if any, or interest, if any, on any of the Debt Securities of such series. (Sections 5.07 and 7.07)

     The Indenture provides that the Trustee will, within ninety (90) days after the occurrence of a default with respect to the Debt Securities of such series, give to the holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; provided that, except in the case of default in the payment of principal of, or premium, if any, or interest, if any, on, any of the Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debt Securities of such series. The term "default" for the purpose of this provision means the happening of any of the Events of Default specified above (and as reflected or modified in the relevant Prospectus Supplement), except that any grace period or notice requirement is eliminated. (Section 7.08) The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, to be indemnified by the holders of Debt Securities before proceeding to exercise any right or power under the Indenture at the request of holders of the Debt Securities. (Section 8.02) The Indenture provides that subject to the provisions of the Indenture the holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting proceedings for remedies available to the Trustee exercising any trust or power conferred on the Trustee in respect of such series. (Section 7.07) The Indenture includes a covenant that the Company will file annually with the Trustee a certificate of no default or specifying any default that exists. (Section 5.08)

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may, without the consent of any holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, establishing the form or terms of Debt Securities, curing ambiguities or inconsistencies in the Indenture or making such other provisions in regard to matters or questions arising under the Indenture if such action shall not adversely affect the interests of the holders of any affected series of Debt Securities. (Section 11.01)

     The Indenture also contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series to be affected, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or the Debt Securities of a series or modifying any of the rights of the holders of the Debt Securities of such series to be affected, except that no supplemental indenture may, without the consent of the holder of each Debt Security affected, among other things, change the fixed maturity (which term for these purposes does not include payments due pursuant to any sinking, purchase or analogous fund) of any Debt Securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, or reduce the aforesaid percentage of Debt Securities of any series the consent of the holders of which is required for any such supplemental indenture. (Section 11.02)

DEFEASANCE

     Unless otherwise provided in the Prospectus Supplement with respect to any series of Debt Securities, the Company, at its option, (a) will be discharged from any and all obligations in respect of such Debt Securities (except in each case for certain obligations to register the transfer or exchange of such Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain restrictive covenants of the Indenture (including those described under "Covenants") and will not be limited by any restrictions with respect to merger, consolidation or sales of assets, in each case if the Company deposits with the Trustee, in trust, (x) money, (y) United States Government Obligations or (z) Eligible Obligations or any combination of (x), (y) and (z) which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal (including any mandatory sinking fund payments) of, and interest, if any, and premium, if any, on, such Debt Securities on the dates such payments are due in accordance with the terms of such series. In order to avail itself of either of the foregoing options, the Company must provide to the Trustee an opinion of counsel or a ruling from, or published by, the Internal Revenue Service, to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised. (Section 13.02) "U.S. Government Obligations" means generally (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case are not callable or redeemable at the option of the issuer thereof. "Eligible Obligations" means obligations as a result of the deposit of which the relevant series of Debt Securities is rated in the highest generic long-term debt rating category assigned to legally defeased debt by one or more nationally recognized rating agencies. (Section 1.01) In addition, the Company can also obtain a discharge under the Indenture with respect to all the Debt Securities of a series by depositing with the Trustee, in trust, funds sufficient to pay at maturity or upon redemption all of the Debt Securities of such series provided that all of the Debt Securities of such series are by their terms to become due and payable within one (1) year or are to be called for redemption within one (1) year. No opinion of counsel or ruling from the Internal Revenue Service is required with respect to a discharge pursuant to the immediately preceding sentence.

     In the event of any discharge of Debt Securities pursuant to the terms of the Indenture described above, the holders of such Debt Securities will thereafter be able to look solely to such trust fund, and not to the Company, for payments of principal, premium, if any, and interest, if any.

THE TRUSTEE

     The Chase Manhattan Bank (National Association) is the Trustee under the Indenture. The Trustee performs certain services for, and transacts other banking business with (including the extension of credit), the Company from time to time in the normal course of business.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in one or more following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to purchasers. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement with respect to the Offered Debt Securities will set forth the terms of the Offered Debt Securities, including the name or names of any underwriters, the purchase price and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Debt Securities of such series may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices. The Debt Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Offered Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Offered Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Offered Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     Unless otherwise indicated in the Prospectus Supplement relating to the Offered Debt Securities, the validity of the Offered Debt Securities will be passed upon for the Company by Vinson & Elkins L.L.P., First City Tower, Houston, Texas 77002, and for any underwriters or agents, as the case may be, by Cravath, Swaine & Moore, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019.

                                    EXPERTS

     The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph with respect to changes in methods of accounting for postretirement benefits other than pensions, income taxes and postemployment benefits as discussed in
Note 4 to the consolidated financial statements) incorporated therein and herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT, ANY PRICING SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

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                           TABLE OF CONTENTS
                         PROSPECTUS SUPPLEMENT

                                      PAGE
                                      -----
Selected Financial Data..............  S-3
Description of Notes.................  S-4
Plan of Distribution.................  S-8

                PROSPECTUS

Available Information................    2
Incorporation of Certain Documents by
  Reference..........................    2
The Company..........................    3
Use of Proceeds......................    4
Ratio of Earnings to Fixed Charges...    4
Description of the Debt Securities...    4
Plan of Distribution.................   10
Legal Opinions.......................   11
Experts..............................   11

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                      $300,000,000

                 COOPER INDUSTRIES, INC.

                  THIRD SERIES MEDIUM-
                       TERM NOTES

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                PROSPECTUS SUPPLEMENT
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                  GOLDMAN, SACHS & CO.
                    CS FIRST BOSTON
                 CHASE SECURITIES, INC.
                     LEHMAN BROTHERS

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